

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**



06026887

March 7, 2006



Gregg M. Larson
Associate General Counsel and Secretary
3M Legal Affairs
Office of General Counsel
P.O. Box 33428
St. Paul, MN 55133-3428

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/7/2006

Re: 3M Company
Incoming letter dated January 6, 2006

Dear Mr. Larson:

This is in response to your letters dated January 6, 2006 and February 27, 2006, concerning the shareholder proposal submitted to 3M by the Funding Exchange; the Benedictine Sisters of Mount St. Scholastica; the Congregation of Holy Cross, Southern Province; and the Congregation of Divine Providence. We also have received a letter on behalf of the Funding Exchange dated January 30, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,



Eric Finseth
Attorney-Adviser

Enclosures

cc: Dave Cutler
Administrative Director
Funding Exchange
666 Broadway, Suite #500
New York, NY 10012

66790

cc: Rose Marie Stallbaumer, OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002

Bro. Thomas G. Krieter, C.S.C.
Provincial Stewart
Congregation of Holy Cross, Southern Province
2111 Brackenridge Street
Austin, TX 78704-4322

Sister Antoinette Keiser
Congregation of Divine Providence
Generalate
P.O. Box 37345
San Antonio, TX 78237-0345

**Gregg M. Larson**
Associate General Counsel and
Secretary

**3M Legal Affairs**
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com



January 6, 2006



Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
*Securities Exchange Act of 1934, Rule 14a-8;*
*Stockholder Proposals Submitted by the Funding Exchange, the Benedictine Sisters of Mount St. Scholastica, the Congregation of Holy Cross Southern Province, and the Congregation of Divine Providence, all of which are of represented by Harrington Investments*

Ladies and Gentlemen:

Under Rule 14a-8(j) of the Securities Exchange Act of 1934, this letter notifies the staff of the Division of Corporation Finance (the "Staff") that 3M intends to omit certain identical stockholder proposals from its proxy statement and form of proxy for 3M's 2006 Annual Meeting of stockholders (collectively, the "2006 Proxy Materials").

The Company received a stockholder proposal and statements in support thereof (the "Initial Proposal") from the Funding Exchange (the "Initial Proponent") in a letter dated November 18, 2005. Copies of the Initial Proposal, as well as related correspondence with the Proponent, are attached hereto as Exhibit A. Subsequently, the Company also received identical proposals and statements in support thereof (the "Duplicate Proposals" and, together with the Initial Proposal, the "Proposals") from the Benedictine Sisters of Mount St. Scholastica in a letter dated November 18, 2005, the Congregation of Holy Cross Southern Province in a letter dated November 23, 2005, and the Congregation of Divine Providence, in a letter dated November 18, 2005 (such parties collectively being the "Duplicate Proponents" and, together with the Initial Proponent, the "Proponents"). Copies of the Duplicate Proposals are attached hereto as Exhibits B, C and D. The Proposals are coordinated by Harrington Investments as the Initial Proposal was faxed from the offices of Harrington Investments and the Proponents, which appear to be co-filers of the identical Proposal, refer the Company in their identical cover letters to Peri Payne at Harrington Investments.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, 3M notifies the Proponents of its intention to omit the Proposals from its 2006 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2006 Proxy Materials with the Commission. 3M agrees to promptly forward to the Proponent any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M.

3M respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials for the reasons set forth in this letter. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

## I. The Proposals

Although copies of the Proposals are attached, for ease of reference, the proposed resolution included with the Proposals reads as follows:

*Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named [below] in the People's Republic of China:*

1. *No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.*

2. *Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.*

3. *Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.*

4. *Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.*

5. *Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.*

6. *We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.*

7. *Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status,*

*pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.*

8. *Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.*

9. *Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.*

10. *We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse.*

11. *We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.*

## II. Background

Last year, Harrington Investments, on behalf of a nominal stockholder, asked to include the same proposal in the Company's proxy materials for its 2005 annual meeting. 3M responded directly to Harrington Investments that it already substantially implemented the Proposal. At Harrington's request for specific detailed information on 3M's practices in China, 3M arranged conference calls for Peri Payne from Harrington Investments and its lawyer, Robert Rosoff, and 3M China's managing director, Kenneth Yu, and manufacturing director, Robert Riggenberg, and a St. Paul based lawyer who is from China and advises 3M China on legal issues pertinent to the Proposal. In the last conference call, Robert Rosoff said in response to the question of whether Harrington would be willing to withdraw its proposal based on the information 3M provided, that he would recommend that Harrington withdraw the proposal if, in part, 3M made a financial contribution to support the work of the China Working Group.

In an email dated February 16, 2005 (a copy is attached as Exhibit E-1), Mr. Rosoff explained his outrageous request for a financial contribution in exchange for withdrawing the proposal as follows:

> I notified Harrington Investments we are not going to continue working to obtain withdrawal of the proposal. I would like to clarify the reasons for the contribution, so it is clear. Perhaps if you understood the reasons we could reach an agreement.
>
> Originally Harrington Investments required companies to agree to improve their practices over time, and become a member of the China Working Group (CWG), as a condition for withdrawal. The CWG requires all participants (companies, NGOs, SRIs) to make a contribution. However, we found some companies were unwilling to join the CWG, not wanting to become a member of another group, so we waived the membership requirement. Harrington took the position that even if

> companies did not become members, a contribution was still necessary to show good faith and to support our work, both with companies like 3M and in China. If we reach agreement, Harrington will want me to continue to monitor 3M's performance over the next year, which takes time and resources and costs money. My Executive Committee also takes the position that a contribution is necessary.
>
> *****
>
> If 3M is willing to make a financial contribution to support one of these projects, and we can agree on actions 3M will take over the next year to improve your China practices, I will recommend to Harrington that they withdraw the proposal.

In a second email dated March 4, 2005 (a copy is attached as Exhibit E-2), Mr. Rosoff again made a financial contribution a condition of withdrawing the Harrington proposal, stating:

> I believe we can reach agreement on actions 3M will take over the next year to address the concerns of HI [Harrington Investments]. *The only issue is a financial contribution to the China Working Group.* I understand that 3M is not willing to join the Working Group and pay a membership fee; however, an alternative is making a contribution to support one of our labor rights projects in China. These are cutting-edge projects for which we have received U.S. State Department grants and contributions from companies including Nike and HP. I would be happy to provide additional information (*emphasis added*).
>
> HI takes the position that U.S. companies operating in China, including 3M, are making a lot of money in China while not doing what they need to do to address labor rights and human rights problems there. They request a financial contribution to support good projects in China because "talk is cheap" and a contribution shows a greater company commitment to address these issues. Again, I do not understand why this should be a problem for 3M.

Last year, the Staff did not agree with the Company's reasons for excluding the same proposal from Harrington Investments. Given this background, we believe the Proposals "are an abuse of the security holder proposal process" designed to pursue Harrington Investment's personal interests without producing any benefit for other 3M stockholders. We also believe that the new arguments relating to the Company's ordinary business operations (i.e., the conduct of a legal compliance program) and the substantial implementation of the Proposals support their exclusion.

## III. Reasons for Exclusion

3M believes that it may omit the Proposals for the following reasons: (A) the Proposals may be excluded under Rule 14a-8(i)(4) because the Proposals further a personal interest of Harrington Investments not shared by other stockholders; (B) the Proposals may be excluded under Rule 14a-8(i)(7) because they involve 3M's ordinary business operations; (C) 3M has already substantially implemented the Proposals and therefore may exclude the Proposals under Rule 14a-8(i)(10); and (D) the Duplicate Proposal from the Congregation of Divine Providence set forth in Exhibit D may be excluded under Rule 14a-8(e)(2) because the Proponent failed to submit the Proposal to 3M in a timely fashion. The reasons for 3M's conclusions are set forth below.

**A. The Proposals Are Excludable Under Rule 14a-8(i)(4) Because The Proposals Are Designed To Result In A Benefit To, or Further A Personal Interest of, Harrington Investments, Which Is Not Shared By the Other Stockholders At Large**

Under Rule 14a-8(i)(4), an issuer may exclude a stockholder proposal if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission explained that the purpose of this rule is to ensure "that the security holder process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." The Commission further explained in Exchange Act Release No. 19135 (Oct. 14, 1982) that proposals need not relate to a personal grievance on their face to be excluded under this rule. Proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a company's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designated to redress a personal grievance or further a personal interest."

In *Standard Brands, Inc.* (avail. Mar. 12, 1975), the Staff did not recommend enforcement action where a company excluded a proposal that claimed the company practiced economic racism against the black consumer and the "Black Press" and failed to spend enough money for advertising in the "Black Press". The Staff noted that the proponent was president of the National Newspaper Publishers Association, "which purport[ed] to represent the Black Press of America, and that, according to that entity's stationery he [was] affiliated with the San Francisco Sub Reporter, a newspaper which [was] apparently 'black owned' within the proponent's meaning of that term." The Staff has allowed exclusion in similar circumstances as well. For example, in *DeBartolo Realty Corporation* (Mar. 12, 1996), the Staff allowed the company to exclude a proposal under the predecessor to Rule 14a-8(i)(4) based on the argument that the proposal was designed to result primarily in a benefit to the Pinellas Park Community Redevelopment Agency, of which the proponent was the executive director. Further, in *Dow Jones & Co., Inc.* (avail. Jan. 24, 1994), the Staff permitted the exclusion of a proposal inducing a company to enter into a collective bargaining agreement on terms favorable to a labor union where the proponents were members of that labor union's bargaining committee.

Harrington Investments' extortive misconduct last year of seeking a financial contribution in exchange for withdrawing its proposal at 3M and other companies, as the above emails show, demonstrates how the Proposals are clearly designed to benefit a single organization – Harrington Investments and the China Working Group (CWG) - and further their agenda.

In Exchange Act Release No. 34-19135 (October 14, 1982), the Staff stated that Rule 14a-8(i)(4) is "intended to provide security holders a means of communicating with other security holders on matters of interest to them as security holders" but was "not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

The Staff has applied this statement consistently and has not recommended enforcement action against companies that omit proposals designed to further a personal interest not shared by other shareholders. See, e.g., *Dow Chemical* (March 5, 2003); *Sara Lee Corp.* (August 10, 2001). The Staff has not recommended enforcement action in certain cases where a company has omitted a proposal designed benefit to the proponent or further a proponent's personal interest. See *International Business Machines Corporation* (January 31, 1994) (excluding a proposal relating to contributions to charitable organizations, where proponent was motivated by personal interest and a personal grievance against particular charitable organizations).

Harrington Investments appears to use the shareholder proposal system to cause the Company, after spending many hours in good faith discussions demonstrating substantial implementation of its Proposal, to either incur expenses in responding to its Proposals or contribute to Harrington Investments' laudable, but special interests as the condition of withdrawing the Proposals. There is no indication that other shareholders at large share these interests. Thus, the Proponents' Proposals are designed to further a personal interest that is not of common interest to the Company's shareholders. The Company believes that the Proposal may be properly omitted under Rule 14a-8(i)(4).

**B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Involves Ordinary Business Operations**

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: viz., "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further explained that that the ordinary business exclusion rests on two principal considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to the Board of Directors' and management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration "relates to the degree to which the proposal attempts to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." For the reasons presented below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may exclude the Proposal on that basis.

The Proposals request that the Company's Board of Directors implement a series of principles applicable to the Company's operations in China for the purpose of complying with applicable law, international labor and environmental, health and safety standards (e.g., ISO 14001) and 3M policies. Such proposals infringe upon management's core function of overseeing the Company's basic business practices.

Mechanisms for compliance with all applicable laws and the Company's global business conduct policies are integral to the Company's operations, and ensuring compliance with the law and those policies is a core management function. At the direction of its Board of Directors and its independent Audit Committee, as part of its ordinary day-to-day business, the Company (i) determines the appropriate means for achieving the Board's and management's compliance monitoring functions, (ii) manages its employees and monitors their compliance with the Company's Human Resource Principles and (iii) establishes the global policies and procedures for the business conduct of the Company's domestic and foreign affiliates, including the Company's operations in China. Indeed, the 3M's Board and senior management place considerable focus on the Company's compliance function. For example, the Company has established a comprehensive compliance network with designated employees in <u>every</u> business unit and subsidiary around the world. The duties and responsibilities of the compliance contact include:

1. <u>Business Conduct Policies awareness and effectiveness.</u> Serve as a champion in the organization for 3M's legal compliance and ethical business conduct program. Drive awareness of and confidence in 3M's Business Conduct Policies among employees in the organization. Become a resource for organization employees on applying Business Conduct Policies to business situations. Serve as a local point of contact for organization employees who wish to ask questions about Business Conduct Policies or report suspected violations.

2. <u>Annual compliance self-assessment process.</u> Manage the organization's completion of the annual compliance self-assessment tool provided by the Director, Business Conduct and Compliance. Work with assigned legal counsel and other members of organization management to gather information necessary to complete the analysis, which is intended to identify gaps in the organization's compliance program and create processes to close those gaps. Participate with organization management in rolling up results of the organization's self-assessment to a Business/regional level or to the Business Conduct Committee, as required. Follow up to make sure action steps identified in the self-assessment process are completed.

3. <u>Training.</u> Coordinate and, where appropriate, deliver the organization's periodic training on pertinent topics related to Business Conduct Policies. Ensure communications about 3M's Business Conduct Policies are available in languages

and formats necessary to effectively communicate to all to employees in the organization.

4. Investigation. Consult with the Director, Business Conduct and Compliance regarding business conduct and compliance issues within the organization, and be prepared to assist in investigations, as directed.

The compliance contact has dotted-line reporting to our Global Director of Business Conduct and Compliance at the Company's headquarters, who in turn reports to the Senior Vice President, Legal Affairs and General Counsel, and ultimately to the Board of Directors. In addition to the network of compliance contacts, the Company is enhancing its Business Conduct Helpline with toll-free access from all subsidiaries with interpreters available in 150 languages. The Company also has 22 on-line business conduct training courses available in multiple languages and employees around the world have completed more than 300,000 courses.

Given the Company's attention to the very important issue of compliance, the Proposals are precisely the type of proposal that should be excluded under Rule 14a-8(i)(7) because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareowners, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998).

The Staff has consistently declined to recommend enforcement action against companies that omitted shareowner proposals requesting that the board of directors undertake actions to ensure compliance with legal requirements related to ordinary business operations. For instance, in *Citicorp* (Jan. 9, 1998), the Staff did not recommend enforcement action against the company for omitting, under the ordinary business exception, a proposal that called for the board of directors to form an independent committee of outside directors to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the FCPA or local laws had been made to any foreign nationals. See also *Crown Central Petroleum* (Feb. 19, 1997) (proposal requesting the board to investigate whether marketing practices have resulted in sales of tobacco to minors in violation of applicable laws, determine the steps needed to ensure full compliance with applicable laws, and report to shareholders); *Citicorp* (Jan. 8, 1997) (proposal relating to bank policies to monitor illegal transfers through customer accounts).

Similarly, the Staff has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. For example, in *Chrysler Corp.* (Feb. 18, 1998), the Staff granted no-action relief where a proponent requested that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders. In *Lockheed Martin Corp.* (Jan. 29, 1997), the Staff determined that a proposal requesting the audit and ethics committee of the company's board of directors evaluate whether the company has an adequate legal compliance program and prepare a report fell under the purview of a company's ordinary business operations. Similarly, in *AT&T Corp.* (Jan. 16,

1996), the Staff determined the ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review, in light of the company's code of ethics as it related to employment practices, of the standards and practices in the company's Maquiladora operations and prepare a report to be made available to shareholders, including recommendations for changes. See also *NYNEX Corp.* (Feb. 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct); *Transamerica Corp.* (Jan. 22, 1986) (proposal requesting the formation of a special committee of the board of directors of the registrant to develop and promulgate a code of corporate conduct). Most recently, in *Monsanto Company* (November 3, 2005), the Staff did not recommend enforcement action against Monsanto for omitting, under the ordinary business exception, a proposal from Harrington Investments that called for the board of directors to create an ethics oversight committee for the purpose of monitoring Monsanto's domestic and international business practices to ensure compliance with the Monsanto Code of Business Conduct, the Monsanto pledge (a set of maxims for ethical employee conduct), and applicable law.

**C. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because 3M Has Substantially Implemented the Proposal**

The Proposal may also properly be excluded pursuant to Rule 14a-8(i)(10), which permits the exclusion of a stockholder proposal when a company has already "substantially implemented" the elements of the Proposal.[1] The 1998 Release notes that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., *Nordstrom Inc.* (avail. Feb. 8. 1995)(proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, see also *The Gap, Inc.* (avail. Mar. 8, 1996). As discussed below, 3M's policies and principles compare favorably with - and in many cases go beyond - the standards set forth in the China Business Principles, demonstrating that 3M has substantially implemented the Proposal.

[1] 3M notes in this regard, however, that to the extent some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portion of a proposal in order to properly exclude the balance as well. *See Exxon Corp.* (avail. Feb. 28, 1992)(proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under 14a-8(c)(10)).

**1. The Company has already adopted and implemented a set of corporate policies and business principles with respect to the Company's own facilities in China.**

The Company has adopted a comprehensive set of Business Conduct Policies, guidelines and values ("Policies") relating to and substantially implementing each of the numbered items raised in the Proposal. Together, these documents constitute the Company's official position on issues concerning employees and the workplace environment.

The Policies set forth minimum expectations for all employees worldwide, including China. Policies relating to compliance, fair employment and labor practices, the workplace, and environment, health and safety address the substance of China Business Principles include:

Compliance with Laws. 3M is recognized worldwide as an ethical and law-abiding company. Although the company has business operations in more than 60 countries, 3M has only one set of business conduct policies that apply globally. These universal standards provide a framework for conducting business the right way – legally and ethically – everywhere 3M does business. It is 3M policy that employees and others acting on 3M's behalf must comply with all laws and 3M Business Conduct Policies.

As a global company, 3M is regulated by many different country, state and local laws simultaneously. In addition to complying with 3M's Business Conduct Policies related to 3M business activities, employees must abide by all laws that apply to them wherever they live or work.

Fair Employment and Labor Practices: The principle of respect for social and physical environment, as one of the four corner stones of our corporate values, is incorporated into specific policies. At 3M, we have adopted Human Resource Principles that reflect our belief that it is essential to provide a work environment that:

- Respects the dignity and worth of individuals;
- Encourages the initiative of each employee;
- Challenges individual capabilities; and
- Provides equal opportunity.

Our employment and labor practices reflect these principles. For example, in most countries where 3M conducts business, our compensation often significantly exceeds minimum wage requirements. 3M values a diverse workforce and has extensive programs to identify, hire, educate and promote employees with a wide range of skills and attributes. 3M prohibits workplace harassment and respects workers' freedom to associate with each other and organize. 3M also respects the rights of organized employees to engage in grievance and arbitration processes and negotiation. 3M has adopted strong worker protection principles that apply worldwide. We have similar principles that prohibit the use of forced or bonded labor, or the employment of children under the minimum age established by local law. 3M also takes necessary steps to ensure the occupational health and safety of our workers.

Harassment-free Workplace: It is 3M policy that employees and others acting on 3M's behalf are entitled to respectful treatment in the 3M workplace. Being respected means being treated honestly and professionally, with employee's unique talents and perspectives valued. A respectful workplace is about more than compliance with the law. It is a working environment that is free of inappropriate behavior of all kinds and harassment because of age, disability, marital status, race or color, national origin, religion, sex or sexual orientation.

This policy applies to all 3M employees worldwide and to anyone else doing business for or with 3M. As a global policy, it applies to all locations and situations where 3M business is conducted and to all company-sponsored social events.

Environmental, Health and Safety: 3M is committed to meeting our environmental, health and safety (EH&S) goals for 3M products and processes, and to maintaining a safe and healthy workplace. It is 3M policy to provide a safe and healthful workplace for all, and to minimize the impact of our production processes and products on the environment.

Employees and others acting on 3M's behalf are responsible for knowing and complying with all applicable EH&S laws and regulations, as well as with 3M's related policies, standards and guidelines. 3M management also is responsible for ensuring that employees and others acting on 3M's behalf are properly trained in these laws and policies.

A strong environmental ethic is ingrained in 3M's culture. 3M has long recognized the need to address potential environmental issues in its operations around the world. The commitment to protect the environment was formalized when the Company adopted the 3M Environmental Policy in 1975. This global policy sets forth a commitment by which 3M is dedicated to continuous improvement of environmental performance. It is as applicable today as it was almost 30 years ago and applies to all 3M locations around the world. The policy makes it clear that being a good environmental citizen makes good business sense. This Corporate Environmental Policy reads:

3M will continue to recognize and exercise its responsibility to:

- Solve it's own environmental pollution and conservation problems.
- Prevent pollution at the source wherever and whenever possible.
- Develop products that will have a minimum effect on the environment.
- Conserve natural resources through the use of reclamation and other appropriate methods.
- Assure that its facilities and products meet and sustain the regulations of all federal, state and local environmental agencies.

3M also initiated an innovative environmental program in 1975 called Pollution Prevention Pays (3P), based on the then novel idea that the best way to prevent pollution is not to generate it in the first place. This program is designed to encourage employees closest to 3M's products and processes to find ways to prevent pollution at the source rather than treat pollution after it is created. It represented the first organized application of the concept of pollution prevention throughout one company, worldwide.

In addition to having adopted these policies which compare favorably with or go beyond the actions called for under the China Business Principles, 3M continues to actively enforce and promote the implementation by employees of its policies worldwide. With respect to China Business Principles 4 and 8, 3M's Environmental, Health and Safety Policy specifically prohibit use of production methods that negatively affect occupational health and safety and mandate use of environmentally responsible production methods.

With particular respect to the Company's operations in China, the following facts further demonstrate that the Company has substantially implemented the Proposal as it applies to the Company's operations in China. 3M China complies with applicable Chinese national and local labor and employment laws and regulations, and follows our corporate Human Resources Principles and practices on equal opportunities, with competitive compensation and benefit packages for our employees.

*Equal Opportunities* – 3M's policy affirms the right of every person to participate in all aspects of employment without regard to race, religion, national origin, sex, disability, age, marital status, citizenship status, or sexual orientation, among others. For example, female employees of 3M China constitute about 20% of its top management leadership team and over 34% of its professional staff. We periodically hire a job candidate from one city and allow him or her to work in another city for career enhancement (such individual mobility is welcomed by employees and different than China's traditional labor practice of rigid residency requirement).

*Labor Sources* – We do not use child labor, forced labor, or prison, labor camp labor. 3M China hires its workers through two legitimate channels: (1) our own hiring process, (e.g., newspaper advertisements or job fair interviews) that requires candidates to show proof of work permit that is issued by the municipal labor and employment department before hiring; and (2) working with government-licensed and reputable employment agencies which provide job candidates with the necessary work permits to us.

*Working Environment* – We follow our corporate Human Resource Principles in providing a respectful workplace, in which the dignity of every individual is respected, and no corporal punishment, physical, sexual or verbal abuse or harassment, or other inappropriate behavior is tolerated by 3M China management.

*Working Hours, Wages and Benefits* – We follow the Chinese legal standard of 40 hours per week. We offer competitive cash and benefits packages which exceed both Chinese legal requirements and, in general, are several times greater that the average pay of the cities where we operate (not to mention city minimum wages which are typically below city averages). For example, our wages are several times over Shanghai city average and an in-land city's average. We also offer comprehensive benefits to our employees far beyond what is required by the government, including supplemental medical, pension, accident and life insurance, and housing benefits, additional holidays, annual leave, and relocation policy.

We have enjoyed good relationships with our employees in China. There has been no incident where police or other law enforcement personnel were called onto our premises to resolve a labor dispute.

*Environmental, Health and Safety (EH&S) Practices*: We follow applicable Chinese environmental, health and safety related laws and regulations, as well 3M corporate policies, procedures and programs, and have opted to adhere to the more stringent policies where they exceed Chinese legal requirements. For example, we exceed Chinese government requirements in our "Air Emission Reduction Program" under which we voluntarily control volatile organic compound emissions which are not currently regulated in China. We strive towards continuous improvement, which is 3M China's EH&S philosophy.

Our three largest plants in Shanghai are ISO 14001 and OHSAS 18001 certified. These two internationally well recognized standards are the basis of our EH&S Management System, into which applicable Chinese legal requirements and 3M corporate requirements are integrated. We have developed a Chinese EH&S Laws and Regulations Compliance Self-Assessment Checklist, which we use to audit all departments on a yearly basis. Shanghai Quality Management Audit Center, the certifying party of our compliance with ISO 14001 and OHSAS 18001, conducts an annual audit including legal compliance status assessment. Our corporate internal auditors also audit our plants for regulatory compliance and global corporate EH&S policy compliance.

Accordingly, the foregoing amply demonstrates, first, that the Company has already adopted policies and principles covering the same subject matter as the Proposal and, second, that 3M's track record in China supports its claims that the Company has "substantially" -- if not fully -- implemented the China Business Principles. Thus, the Company believes that it may properly exclude the Proposal from the 2006 Proxy Materials under Rule 14a-8(i)(10).

**2. The Company has established and enforces employee rights and workplace guidelines for its China-based suppliers.**

In addition to our business conduct and human resource policies, we also set specific expectations for our suppliers. These expectations state that a 3M supplier must, among others:

- Comply with all local country labor laws, including those related to wages, hours worked, working conditions and child labor.
- Not use labor that is a result of mental or physical coercion, physical punishment, slavery or other oppressive labor conditions.
- Comply with applicable country employment discrimination laws.
- Hire and employ workers in compliance with applicable laws. Wages, benefits, and working hours are expected to be fair and reasonable in the local labor market.
- Respect workers' freedom of association.
- Provide workers with a safe and healthy work environment that is in compliance with applicable laws.
- Manage their operations to minimize impact to the environment and community.
- Comply with all local, country and international laws and regulations governing the transportation of goods and materials, particularly hazardous materials and dangerous goods.

A copy of 3M's standards for suppliers is attached as Exhibit F and available on 3M's website at http://solutions.3m.com/3MContentRetrievalAPI/BlobServlet?locale=en_US&univid=1114276764666&fallback=true&assetType=MMM_Image&blobAttribute=ImageFile&placeId=1108&version=current

Further, our detailed Supplier Assessment Survey form, which is part of our process to qualify a potential supplier, addresses the supplier expectations listed above, in addition to more questions on Environmental, Health and Safety and Human Resource policies. We also include in new contracts with contract manufacturers in China the following representations and warranties that the supplier will comply with the laws applicable to its business:

> "Party B [contract manufacturer/vendor] warrants that it complies and will continue to comply with all applicable laws, regulations and rules, including but not limited to laws and regulations in the areas of Labor and Employment, Environment and Health Protection, and Safety, and will perform all its obligations according to relevant laws and regulations."

Although outsource manufacturing constitutes a very small portion of 3M China's sales, we have implemented a contract manufacturing vendor/supplier evaluation checklist which includes inquiries into a potential supplier's environmental, occupational safety and health management systems. Specific questions focus on the supplier's compliance with applicable Chinese national and local laws and regulations and ISO

14001 and OHSAS 18001 certifications. In all new contracts with local vendors and suppliers, we seek affirmative representations and warranties that the prospective supplier currently complies and will maintain compliance with Chinese government EH&S and labor regulations. On 3M China's website, we display our "Environmental Protection Policies" and "Public Welfare", setting the appropriate tone of a socially responsible corporate citizen. We have also disseminated 3M's "Corporate Environmental Policy" (referred to above) to all local vendors and suppliers in 2002 setting forth our expectation of compliance with the environmental laws.

3M China has a staff of contract manufacturing engineers who periodically visit all of our suppliers, often unannounced, and assess compliance not only with quality specifications, but also with our expectations for our suppliers. For the top thirty vendors (that collectively constitute a vast majority of our outsource spending), we visit them once or twice each month, often unannounced. During on-site inspections and follow-up plant tours to our local vendors and suppliers, our employees inquire about and pay attention to the areas of child labor, forced labor, harsh and inhumane working environment.

As with the Company's own facilities, the foregoing amply demonstrates that 3M has also "substantially implemented" the Proposal as applied to the facilities and operations of its suppliers in China. Accordingly, the Company believes that it may properly exclude the Proposal in its entirety from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10).

**Comparison Table**: The following table compares each of the China Business Principles with 3M's global business practices in China for its own operations and those of its suppliers. This comparison clearly illustrates how 3M has substantially implemented, and in some cases goes far beyond, the Proponent's China Business Principles:

| China Business Principles | 3M's Business Practices in China |
|---|---|
| 1. No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs. | Our policies and procedures specifically protect against use of bonded or forced labor in our facilities and we expect the same from our suppliers. |
| 2. Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws. | We follow Chinese legal standard of 40 hours per week. We offer competitive cash and benefits packages which often exceed both Chinese legal requirements and, in general, several times over average pay of cities where we operate. We expect our suppliers to comply with labor laws, including those related to wages, hours worked and working conditions. |

| China Business Principles | 3M's Business Practices in China |
|---|---|
| 3. Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers. | Our policies and procedures specifically protect against mental or physical coercion and harassment of all kinds or other oppressive labor conditions and we expect our suppliers to provide similar protections to their employees in accordance with applicable laws. |
| 4. Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health. | Our policies and procedures specifically call for taking necessary steps to protect the occupational health and safety of our employees and we expect our suppliers to provide their workers with a safe and healthy work environment in compliance with applicable laws. |
| 5. Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights. | Our policies and procedures specifically protect against interference with our employees freedom to associate with each other and organize. We expect our suppliers to respect the lawful rights of their employees. |
| 6. We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention. | 3M prohibits workplace harassment and respects workers' freedom to associate with each other and organize. 3M also respects the rights of organized employees to engage in grievance and arbitration processes and negotiation. We expect our suppliers to respect the freedom of association and other lawful rights of their employees. |
| 7. Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change. | 3M's policy affirms the right of every person to participate in all aspects of employment without regard to race, religion, national origin, sex, disability, age, marital status, citizenship status, or sexual orientation, among others. We expect the same from our suppliers who should comply with applicable employment discrimination laws. |

| China Business Principles | 3M's Business Practices in China |
|---|---|
| 8. Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality. | Our policies and procedures specifically address preventing pollution at the source wherever and whenever possible and developing products that will have a minimum effect on the environment. We expect our suppliers to comply with all local and national environmental laws and manage their operations to minimize impact to the environment and community. |
| 9. Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws. | Our policies and procedures specifically protect against the use of child labor and we expect the same from our suppliers who should comply with all local country labor laws including those related to child labor. 3M China has a staff of contract manufacturing engineers who periodically visit all of our suppliers, often unannounced, and assess compliance not only with quality specifications, but also with our overall expectations for our suppliers. |
| 10. We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse. | 3M is a diversified technology company with a global presence in health care; industrial and transportation; display and graphics; consumer and office; safety, security and protection services; electronics, telecommunications and electrical markets. Our products make life better and easier for people around the world and are designed to help, not hurt people. |
| 11. We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms. | 3M publishes an annual sustainability report on all of its worldwide operations and has published a booklet entitled "A Global Citizen – Our values and Business Conduct" |

Notwithstanding any minor differences in the words used to describe 3M's business practices in China and the China Business Principles, it is unquestionable that 3M has already "substantially implemented" the letter and spirit of the China Business Principles. It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Masco Corporation* (avail. Mar. 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. *See, e.g., Columbia/HCA Healthcare Corp.* (avail. Feb. 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal).

**D. The Duplicate Proposal from the Congregation of Divine Providence set forth in Exhibit D May Be Excluded under Rule 14a-8(e)(2) Because the Proponent Failed to Submit the Proposal to 3M's Principal Executive Offices in a Timely Fashion.**

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), 3M disclosed in its 2005 Proxy Materials the deadline for submitting shareowner proposals, as well as the method for submitting such proposals for 3M's 2006 Annual Meeting. Specifically, 3M's 2005 proxy statement states on page 49:

> **Requirements for Submission of Stockholder Proposals for Next Year's Annual Meeting**
>
> In order for a stockholder proposal to be considered for inclusion in 3M's proxy statement for next year's Annual Meeting, our Corporate Secretary must *receive* the proposal no later than 5 p.m. Central Time on *November 28, 2005*. Such proposals must be sent via registered, certified, or express mail (or other means that allows the stockholder to determine when the proposal was received by the Corporate Secretary) to: Gregg M. Larson, Associate General Counsel and Secretary, 3M Company, 3M Center, Building 0220-13-W-39, St. Paul, MN 55144-1000. Such proposals must contain the information required under 3M's Bylaws, and also must comply with the SEC's regulations regarding the inclusion of stockholder proposals in Company sponsored proxy materials, such as the stockholder continuing to own a minimum number of shares until the Annual Meeting and appearing in person or through an authorized representative at the meeting to present the proposal (*emphasis added*).

The Proposal is dated November 18, 2005, but was not received by 3M until November 29, 2005, one day after the November 28, 2005 deadline. Rule 14a-8(e)(2) indicates that the deadline for Rule 14a-8 shareowner proposals is no less than 120 days before the release date of last year's proxy statement, unless the date of the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. 3M's 2005 Annual Meeting of Stockholders was held on May 10, 2005. 3M's 2006 Annual Meeting is scheduled to be held on May 9, 2005. Accordingly, the meeting is not being moved by more than 30 days, and thus, the deadline for shareowner proposals is that which is disclosed in 3M's 2005 proxy statement.

The Staff has concurred with the exclusion of numerous proposals pursuant to Rule 14a-8(e)(2) on the basis that they were submitted to companies on an untimely basis. See, e.g. *Crane Co.* (avail. Dec. 27, 2004); *Verizon Communications Inc.* (avail. January 19, 2004); *Bank of America Corp.* (avail. Feb. 27, 2001); *CNS, Inc.* (Mar. 09, 2000).

3M has not provided the Proponent with the 14-day notice under Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, 3M is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposals to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposal may properly be excluded from the 2006 Proxy Materials because the Proponent failed to submit the Proposals within the time frame required under Rule 14a-8(e)(2).

**Conclusion**

Based on the foregoing analysis, 3M respectfully requests that the Staff concur that it will not recommend enforcement action if 3M excludes the Proposals from its 2006 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,



Gregg M. Larson

cc: Harrington Investments
The Funding Exchange
The Benedictine Sisters of Mount St. Scholastica
The Congregation of Holy Cross Southern Province
The Congregation of Divine Providence


Funding
Exchange
"Change, Not Charity"

666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: info@fex.org
http://www.fex.org



November 18, 2005

Robert S. Morrison
Interim Chairman of the Board and CEO
3M Company
3M Center
St. Paul, MN 55144-1000

Dear Mr. Morrison:

**Re: Shareholder Proposal**

As the beneficial owner of 3MCompany (MMM) stock, the Funding Exchange is very concerned with human and labor rights issues, including low wages and labor abuses existing in sub-contractors and factories used by our company in China.

Therefore, in accordance to Rule 14a-8 of the General Rules and Regulation of the Securities Act of 1934, the Funding Exchange is filing the enclosed shareholder proposal for inclusion in 3M's 2006 proxy material. The Funding Exchange has continuously held at least $2,000 in market value of 3M stock for more than one year and will be providing verification of our ownership position. The shares will be continuously held at least through the end of the 2006 annual meeting of shareholders.

Please contact Peri Payne at Harrington Investments if you require clarification of our actions (707-252-6166).

Sincerely,

Dave Cutler
Administrative Director
Funding Exchange

Encl.

Cc: Harrington Investments

**EXHIBIT A**

## CHINA BUSINESS PRINCIPLES
### FOR RIGHTS OF WORKERS IN CHINA

WHEREAS: our company's business practices in China respect human and labor rights of workers. The first nine principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization and the United Nations Covenants on Economic, Social & Cultural Rights, and Civil & Political Rights.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(8) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(9) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(10) We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse.

(11) We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

RESOLVED: Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

SUPPORTING STATEMENT: As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

**EXHIBIT A**

**Gregg M. Larson**
Associate General Counsel and Secretary

**3M Legal Affairs**
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-2204
Fax: (651) 737-2553
Email: gmlarson@mmm.com



November 18, 2005

Dave Cutler
Funding Exchange
666 Broadway, Suite #500
New York, NY 10012

Re: Shareholder Proposal

Dear Mr. Cutler:

We received your letter on November 18, 2005 regarding a proposal for inclusion in our proxy statement in connection with our 2006 annual meeting.

Under the rules of the Securities and Exchange Commission, in order to be eligible to submit a proposal for inclusion in 3M's proxy statement, the Funding Exchange must have continuously held at least $2,000 in market value for at least one year by the date you submit your proposal, and must continue to hold those securities through the date of the shareholders' meeting.

Since the Funding Exchange is not a registered shareholder, please submit a letter from the brokerage firm who is the "record" holder, verifying that at the time the Funding Exchange submitted its proposal, it continuously held its 3M shares for at least one year. As of the date of this letter, we have not received the written statement from the record holder as required by the SEC rules. Your response correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to provide the information required by the SEC rules within this 14-day time frame will allow 3M to exclude the proposal from its proxy statement.

After receiving proof of ownership, we will provide our position on the proposal.

Please call me if you have any questions.

Sincerely,



Gregg M. Larson

cc: Peri Payne

*charles* SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix AZ 85072-2013

November 21, 2005

Robert S. Morrison
Interim Chairman of the Board and CEO
3M Company
3M Center
St. Paul, MN 55144-1000

Dear Mr. Morrison:

**RE: The Funding Exchange**
**3M Company Stock Ownership (MMM)**
**Charles Schwab acct 3509-4896**

This letter is to verify that The Funding Exchange has continuously held at least $2000 in market value of 3M Company stock for at least one year prior to November 18, 2005 (November 18, 2004 to present).

If you need additional information to satisfy your requirements, please feel free to contact me at (877) 615-2386.

Sincerely,



Traci Beesch
Charles Schwab Institutional Service Group

CC: John Harrington





November 29, 2005

Robert S. Morrison
Interim Chairman of the Board and CEO
3M Company
3M Center
St. Paul, MN 55144-1000

**Re: Proof of Ownership**

Dear Mr. Morrison:

Please find the enclosed letter from Charles Schwab & Co., verifying stock ownership of 3M Company (MMM) for the Funding Exchange. This letter satisfies the SEC rule 14-a(8)(b).

This letter accompanies the previously submitted shareholder proposal regarding human and labor rights in China.

Please do not hesitate to contact me if you should care to discuss this letter. Thank you.

Sincerely,

John C. Harrington
President

Ecl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923 
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM



Mount St. Scholastica

Benedictine Sisters

November 18, 2005

Robert S. Morrison
Interim Chairman of the Board and CEO
3M Company
3M Center
St. Paul, MN 55144-1000

**Re: Shareholder Proposal**

Dear Mr. Morrison:

As the beneficial owner of 3MCompany stock, the Benedictine Sisters of Mount St. Scholastica are very concerned with human and labor rights issues, including low wages and labor abuses existing in sub-contractors and factories used by our company in China.

Therefore, in accordance to Rule 14a-8 of the General Rules and Regulation of the Securities Act of 1934, the Benedictine Sisters of Mount St. Scholastica are co-filing the enclosed shareholder proposal for inclusion in 3M's 2006 proxy material. The Benedictine Sisters of Mount St. Scholastica have continuously held at least $2,000 in market value of 3M stock for more than one year and will be providing verification of our ownership position. The shares will be continuously held at least through the end of the 2006 annual meeting of shareholders.

Please contact Peri Payne at Harrington Investments if you require clarification of our actions (707-252-6166).

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

Encl.

Cc: Harrington Investments

**EXHIBIT B**

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

www.mountosb.org

China Principles - Implement
2006 – 3M Company

**WHEREAS**: our company's business practices in China respect human and labor rights of workers. The first nine principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization and the United Nations Covenants on Economic, Social & Cultural Rights, and Civil & Political Rights.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion, based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(8) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(9) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(10) We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse.

(11) We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

**RESOLVED:** Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

**SUPPORTING STATEMENT:** As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

**EXHIBIT B**

**Gregg M. Larson**
Associate General Counsel and
Secretary

**3M Legal Affairs**
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-2204
Fax: (651) 737-2553
Email: gmlarson@mmm.com



November 23, 2005

Rose Marie Stallbaumer, OSB
Treasurer
Mount St. Scholastica Benedictine Sisters
801 South Eighth Street
Atchison, KS 66002

Re: Shareholder Proposal

Dear Ms. Stallbaumer:

We received your letter on November 23, 2005 regarding a proposal for inclusion in our proxy statement in connection with our 2006 annual meeting.

Under the rules of the Securities and Exchange Commission, in order to be eligible to submit a proposal for inclusion in 3M's proxy statement, the Benedictine Sisters of Mount St. Scholastica must have continuously held at least $2,000 in market value for at least one year by the date they submitted their proposal, and must continue to hold those securities through the date of the shareholders' meeting.

Since the Benedictine Sisters of Mount St. Scholastic is not a registered shareholder, please submit a letter from the brokerage firm identifying who is the record holder, verifying that at the time the Benedictine Sisters of Mount St. Scholastic submitted its proposal, it continuously held its 3M shares for at least one year. As of the date of this letter, we have not received the written statement from the record holder as required by the SEC rules. Your response correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to provide the information required by the SEC rules within this 14-day time frame will allow 3M to exclude the proposal from its proxy statement.

After receiving proof of ownership, we will provide our position on the proposal.

Please call me if you have any questions.

Sincerely,



Gregg M. Larson

cc: Peri Payne

RECEIVED

DEC 12 2005

G. W. Buckley

~~W. J. McNerney~~


Merrill Lynch

Global Private Client Group

2959 N. Rock Road
Suite 200
Wichita, Kansas 67226-1193
316 631 3500
800 777 3993 Toll Free
FAX 316 631 3525

December 6, 2005

Robert S. Morrison
Interim Chairman of the Board and CEO
3M Company
3M Center
St. Paul, MN 67278

RE: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Morrison,

This letter shall serve as verification of ownership of 485 shares of 3M Company common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of 3M Company common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.


CONGREGATION OF HOLY CROSS
SPES UNICA
SOUTHERN PROVINCE

**Holy Cross, Southern Province**
2111 Brackenridge Street
Austin, Texas 78704-4322
(512) 443-3886 • FAX (512) 416-1216

November 23, 2005

Robert S. Morrison
Interim Chairman of the Board and CEO
3M Company
3M Center
St. Paul, MN 55144-1000

Re: Shareholder Proposal

Dear Mr. Morrison:

As the beneficial owner of 3MCompany stock, the Congregation of Holy Cross, Southern Province is very concerned with human and labor rights issues, including low wages and labor abuses existing in sub-contractors and factories used by our company in China.

Therefore, in accordance to Rule 14a-8 of the General Rules and Regulation of the Securities Act of 1934, the Congregation of Holy Cross, Southern Province is co-filing the enclosed shareholder proposal for inclusion in 3M's 2006 proxy material. The Congregation of Holy Cross, Southern Province has held 130 shares of 3M stock for more than one year and will be providing verification of our ownership position. The shares will be held at least through the end of the 2006 annual meeting of shareholders.

Please contact Peri Payne at Harrington Investments if you require clarification of our actions (707-252-6166).

Sincerely,

Thomas G. Krieter, csc

Bro. Thomas G. Krieter, C.S.C.
Provincial Steward

Encl.

Cc: Peri Payne – Harrington Investments
David Schilling – ICCR
Nadera Narine – ICCR
Sr. Susan Mika – SRIC

**EXHIBIT C**

## China Principles - Implement
## 2006 – 3M Company

WHEREAS: our company's business practices in China respect human and labor rights of workers. The first nine principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization and the United Nations Covenants on Economic, Social & Cultural Rights, and Civil & Political Rights.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(8) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(9) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(10) We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse.

(11) We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

**RESOLVED:** Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

**SUPPORTING STATEMENT:** As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

**EXHIBIT C**

**Gregg M. Larson**
Associate General Counsel and Secretary

**3M Legal Affairs**
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-2204
Fax: (651) 737-2553
Email: gmlarson@mmm.com



November 30, 2005

Brother Thomas G. Krieter, C.S.C.
Holy Cross, Southern Province
2111 Brackenridge Street
Austin, TX 78704-4322

Re: Shareholder Proposal

Dear Brother Krieter:

We received your letter on November 28, 2005 regarding a proposal for inclusion in our proxy statement in connection with our 2006 annual meeting.

Under the rules of the Securities and Exchange Commission, in order to be eligible to submit a proposal for inclusion in 3M's proxy statement, the Congregation of Holy Cross, Southern Province must have continuously held at least $2,000 in market value for at least one year by the date they submitted their proposal, and must continue to hold those securities through the date of the shareholders' meeting.

Since the Congregation of Holy Cross, Southern Province is not a registered shareholder, please submit a letter from the brokerage firm identifying who is the record holder, verifying that at the time the Congregation of Holy Cross, Southern Province submitted its proposal, it continuously held its 3M shares for at least one year. As of the date of this letter, we have not received the written statement from the record holder as required by the SEC rules. Your response correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to provide the information required by the SEC rules within this 14-day time frame will allow 3M to exclude the proposal from its proxy statement.

After receiving proof of ownership, we will provide our position on the proposal.

Please call me if you have any questions.

Sincerely,



Gregg M. Larson

cc: Peri Payne


Frost Bank

Post Office Box 1727
Austin, Texas 78767-1727

RECEIVED
DEC 02 2005
Gregg M. Larson

November 29, 2005

Robert S. Morrison
Interim Chairman of the Board and CEO
3M Company
3M Center
St. Paul, MN 55144-1000

RE: Congregation of Holy Cross

To Whom It May Concern:

This letter is to verify that the Congregation of Holy Cross, Southern Province is the beneficial owner of 130 shares of 3M held in their account at Frost National Bank.

This stock has been held for over a year and will be maintained in the portfolio at least through the date of the company's next annual meeting.

Sincerely,

Linnie Phebus, CFP®, CFS, MBA
Senior Vice President
Frost Investment Services

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 18, 2005

Robert S. Morrison
Interim Chairman of the Board and CEO
3M Company
3M Center
St. Paul, MN 55144-1000

Dear Mr. Morrison:

**Re: Shareholder Proposal**

As the beneficial owner of 3MCompany stock, the Congregation of Divine Providence is very concerned with human and labor rights issues, including low wages and labor abuses existing in sub-contractors and factories used by our company in China.

Therefore, in accordance to Rule 14a-8 of the General Rules and Regulation of the Securities Act of 1934, the Congregation of Divine Providence is co-filing the enclosed shareholder proposal for inclusion in 3M's 2006 proxy material. The Congregration of Divine Providence has continuously held at least $2,000 in market value of 3M stock for more than one year and will be providing verification of our ownership position. The shares will be continuously held at least through the end of the 2006 annual meeting of shareholders.

Please contact Peri Payne at Harrington Investments if you require clarification of our actions (707-252-6166).

Sincerely,



Sister Antoinette Keiser
Treasurer

Encl.

CC: Harrington Investments

**EXHIBIT D**

Generalate • P.O. Box 37345 • San Antonio, Texas 78237-0345 • Phone 210-695-8721 • Fax 210-695-6033

China Principles - Implement
2006 – 3M Company

WHEREAS: our company's business practices in China respect human and labor rights of workers. The first nine principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization and the United Nations Covenants on Economic, Social & Cultural Rights, and Civil & Political Rights.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(8) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(9) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(10) We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse.

(11) We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

RESOLVED: Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

SUPPORTING STATEMENT: As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

**EXHIBIT D**

THE QUANTITATIVE GROUP LP

BUILDING AND SUSTAINING WEALTH ACROSS GENERATIONS™



*November 29, 2005*

*Mr. Robert S. Morrison*
*Interim Chairman of the Board and CEO*
*3M Company*
*3M Center*
*St. Paul, MN 55144-1000*

*RE: Congregation of Divine Providence*

*Dear Mr. Morrison:*

*This letter is to verify ownership of 800 shares of 3M Company by the above referenced client. These shares are valued in excess of $2,000 and have been held for a period in excess of one year.*

*Should further information be required, please feel free to contact us.*

*Very truly yours,*



*Maurie Kern*
*Senior Investment Consultant*

*cc: Sr. Antoinette Keiser*



"Robert Rosoff" <rrosoff@igc.org>
02/16/2005 02:07 PM

To "Gregg Larson" <gmlarson@mmm.com>
cc
bcc
Subject Harrington Proposal

Gregg,

I notified Harrington Investments we are not going to continue working to obtain withdrawal of the proposal. I would like to clarify the reasons for the contribution, so it is clear. Perhaps if you understood the reasons we could reach an agreement.

Originally Harrington Investments required companies to agree to improve their practices over time, and become a member of the China Working Group (CWG), as a condition for withdrawal. The CWG requires all participants (companies, NGOs, SRIs) to make a contribution. However, we found some companies were unwilling to join the CWG, not wanting to become a member of another group, so we waived the membership requirement. Harrington took the position that even if companies did not become members, a contribution was still necessary to show good faith and to support our work, both with companies like 3M and in China. If we reach agreement, Harrington will want me to continue to monitor 3M's performance over the next year, which takes time and resources and costs money. My Executive Committee also takes the position that a contribution is necessary.

We are currently engaged in four projects in China that seek to create positive change in Chinese society, which will help all companies doing business there including 3M. The projects are:

(1) Setting up the first labor rights and corporate social responsibility course for MBA students in three Chinese business schools.

(2) Training owners and managers of hundreds of Chinese Small and Medium Enterprises (SMEs) concerning corporate social responsibility and labor rights.

(3) Training hundreds of Chinese labor bureau officials concerning Chinese labor law, ILO standards, and corporate social responsibility.

(4) Building capacity of Chinese NGOs to conduct labor rights projects, both (a) partnering with western companies and NGOs and (b) conducting projects on their own.

If 3M is willing to make a financial contribution to support one of these projects, and we can agree on actions 3M will take over the next year to improve your China practices, I will recommend to Harrington that they withdraw the proposal.

Best,
Robert

Robert J. Rosoff, Esq.
Director
China Working Group
415-668-7140; 415-668-7145 (fax)

**EXHIBIT E-1**



"Robert Rosoff"
<rrosoff@igc.org>
03/04/2005 12:50 PM

To "Gregg Larson" <gmlarson@mmm.com>
cc "Peri Payne" <perip@napanet.net>
bcc
Subject Harrington Proposal (Gregg)

Gregg,

Now that the SEC has upheld the right of Harrington Investments (HI) to include its shareholder proposal in your proxy materials I thought I would try one last time to reach an agreement that would permit withdrawal.

I believe we can reach agreement on actions 3M will take over the next year to address the concerns of HI. The only issue is a financial contribution to the China Working Group. I understand that 3M is not willing to join the Working Group and pay a membership fee; however, an alternative is making a contribution to support one of our labor rights projects in China. These are cutting-edge projects for which we have received U.S. State Department grants and contributions from companies including Nike and HP. I would be happy to provide additional information.

HI takes the position that U.S. companies operating in China, including 3M, are making a lot of money in China while not doing what they need to do to address labor rights and human rights problems there. They request a financial contribution to support good projects in China because "talk is cheap" and a contribution shows a greater company commitment to address these issues. Again, I do not understand why this should be a problem for 3M.

Best,
Robert

Robert J. Rosoff, Esq.
Director
China Working Group
415-668-7140; 415-668-7145 (fax)

**EXHIBIT E-2**

## 3M's Standards for Suppliers: Environmental, Health and Safety, Transportation, and Labor/Human Resources

The following set of standards describes 3M's expectations for its suppliers in the areas of environmental, health and safety (EHS), transportation, and labor/human resources (Labor). These standards apply to the selection and retention of all suppliers that provide goods or services to 3M worldwide, including raw material suppliers, semi-finished or finished goods suppliers, contractors, contract manufacturers and service providers. While 3M recognizes that there are different legal and cultural environments in which suppliers operate throughout the world, these standards establish a framework that 3M considers important to a safe and healthy workplace, to the maintenance of fair and reasonable labor and human resource practices, and to the management of manufacturing and distribution operations to minimize adverse impact to the environment.

3M may in its sole discretion assess and monitor ongoing performance and compliance with these standards, including but not limited to a review of appropriate supplier documents, an on-site visit to determine whether these EHS, transportation and Labor standards are in place, review of past practices of the supplier, and/or consideration of the local environment in which the supplier will perform services. The following set of standards is not intended to limit 3M's discretion on information that might be requested from a supplier in connection with any EHS, transportation or Labor review conducted by 3M. On a periodic basis, suppliers may also be requested to certify conformance to these standards. 3M reserves the right to terminate any operation where conformance with these standards is not achieved and maintained.

These standards are dynamic and evolving to address ongoing protection of employees and to manage impacts to the environment and the community.

### Compliance:

3M suppliers must comply with all national and other applicable laws and regulations relating to environmental, occupational safety and health, transportation and labor and human resource practices. Suppliers will maintain compliance systems and be able to demonstrate a satisfactory record of compliance with laws and regulations in the conduct of their business.

### Labor and Human Resources:

***Labor Laws.*** Suppliers are expected to comply with all local country labor and human resource laws and regulations, including those related to wages, hours worked, working conditions and child labor.

***Labor and Human Resource Practices.*** Suppliers are expected to adopt sound labor and human resource practices and treat their workers fairly. Specifically:

**EXHIBIT F**

*Employment Practices*. Suppliers must hire and employ workers in compliance with applicable laws. Wages, benefits, and working hours are expected to be fair and reasonable in the local labor market.

*Child Labor*. Suppliers must comply with the applicable local laws with regard to the minimum hiring age for employees. If no such law exists or if the existing law permits the hiring of child labor younger than 18 years of age, the supplier may not employ child labor under 16 years of age to work on 3M projects. The supplier may hire child labor between 16 and 18 years of age to work on 3M projects only if the supplier implements and maintains, in addition to the general standards for environmental, health and safety identified below, all working conditions needed to adequately protect the safety and health of each such child.

*Forced Labor*. 3M expects suppliers to not use labor that is a result of mental or physical coercion, physical punishment, slavery or other oppressive labor conditions.

*Discrimination*. Suppliers must respect the right of every person to participate in all aspects of employment without regard to their personal characteristics or beliefs (for example, their race, religion or sex). Suppliers' policies and practices should result in employment decisions being made on the basis of workers' ability to do the job, and not on their personal characteristics or beliefs.

*Freedom of Association*. Suppliers must respect workers' right to associate freely, in compliance with existing local laws and without intimidation, reprisal or harassment.

## Environmental, Health and Safety:

***EHS Laws***. 3M suppliers are expected to comply with all local and country environmental, health and safety laws and regulations.

***EHS Practices***. 3M suppliers are expected to provide workers with a safe and healthy work environment and to manage their operations to minimize impact to the environment and community. Suppliers are expected to establish and maintain a management system or program that encourages continual improvement in EHS performance and includes the following elements:

A process to protect employees from unsafe noise levels and to provide appropriate lighting and temperatures in the workplace.

A process to provide and maintain operating machinery and equipment with guarding or other protective measures as necessary to prevent injury to workers.

**EXHIBIT F**

A process to identify, evaluate and control workplace exposures to chemical, biological and physical agents to prevent worker illness and injury.

A process to identify and control hazards in the workplace (examples include activities such as regular inspections, hazard surveys, job hazard analyses, and equipment hazard reviews).

A process to determine the cause of incidents that result or could result in injury, illness, property or environmental damage or business interruption.

A process to encourage employee participation in safety and health programs and to encourage employees to report workplace illnesses and injuries.

A process to assess that sufficient and qualified resources are assigned to the EHS program.

A process for maintaining drums, storage tanks and other storage containers to prevent water or soil contamination or accidental discharge and a process to remedy any existing contamination.

A process to ensure proper treatment of chemical or process wastewater prior to discharge.

A process to ensure safe handling and appropriate disposal or recycling of waste.

An EHS training program for new and existing employees.

An emergency action program for each of its manufacturing locations covering events such as fires, medical emergencies, weather/natural disasters, spills and air releases.

## Transportation:

***Transportation Laws.*** 3M suppliers are expected to comply with all local, country and international laws and regulations governing the transportation of goods and materials.

***Transportation Practices.***

If handling Hazardous Materials* in the United States, suppliers are expected to be registered with the U.S. Department of Transportation as a Hazardous Materials shipper and are expected to be trained, tested and certified to package, mark, label and ship Hazardous Materials as required by law.

United States Department of Transportation: http://hazmat.dot.gov/

If handling Dangerous Goods* outside the United States, suppliers are expected to be trained in the following recognized regulations, as applicable, that pertain to transportation safety:

Air: International Civil Aviation Organization (ICAO) Technical Instructions for the Safe Transport of Dangerous Goods by Air

International Civil Aviation Organizations: http://www.icao.org/

Air: International Air Transport Association (IATA) Dangerous Goods Regulations

International Air Transport Association: http://www.iata.org/index.htm

Ocean: International Maritime Dangerous Goods (IMDG) Code of the International Maritime Organization (IMO)

International Maritime Organization: http://www.imo.org/home.asp

Europe Road: European ADR/RID Agreement for the International Carriage of Dangerous Goods by Road

European Agreement on International Carriage of Dangerous Goods by Road (ADR): http://www.unece.org/trans/danger/publi/adr/adr_e.html

* Hazardous material/dangerous good means a substance or material that has been determined by a regulatory agency (i.e. U.S Department of Transportation, IMO, etc.) to be an unreasonable risk to health, safety, and property when transported in commerce and which has been so designated. The terms hazardous material, regulated material and dangerous good are used by various regulatory agencies around the world.

3/1/05

**EXHIBIT F**

**Gregg M. Larson**
Associate General Counsel and
Secretary

**3M Legal Affairs**
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com



February 27, 2006

RECEIVED
2006 MAR -1 AM 10:39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
*Securities Exchange Act of 1934, Rule 14a-8;*
*Stockholder Proposals Submitted by the Funding Exchange, the Benedictine Sisters of Mount St. Scholastica, the Congregation of Holy Cross Southern Province, and the Congregation of Divine Providence, all of which are of represented by Harrington Investments*

Ladies and Gentlemen:

This letter is in response to a letter dated January 30, 2006 from Harrington Investments, Inc. (the "Harrington Letter") to the staff of the Division of Corporation Finance (the "Staff") in connection with certain identical stockholder proposals (the "Proposal"). A copy of the letter is attached hereto as Exhibit A. In its letter, Harrington opposes the request by 3M Company (the "Company") that the Staff concur that it will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2006 Annual Meeting of stockholders (the "2006 Proxy Materials").

For the reasons stated below, the Company disagrees with Harrington and respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials.

**A. Rule 14a-8(i)(4)** - Despite the Harrington Letter's attempt to explain the purported relationships among Harrington, Robert Rosoff, other proponents, and China Working Group ("CWG"), it cannot deny the fact that Mr. Rosoff, acting on behalf of Harrington, explicitly sought a financial contribution from the Company in exchange for withdrawing the Proposal last year, and that such conduct constituted an abuse of the security holder process. Seeking a "financial contribution" in exchange for withdrawing a stockholder proposal is clearly designed to benefit a special interest group (Harrington and CWG) and to further its agenda. As such, the Company should be allowed to omit the Proposal under Rule 14a-8(i)(4).

**B. Rule 14a-8(i)(7)** - The Harrington Letter's characterization of the Company's discussion in its letter dated January 6, 2006 (the "No-Action letter") of its compliance function totally missed the point. What the Company has pointed out in its No-Action letter is: The Proposal infringes upon management's core function of overseeing the Company's basic business practices, because the Proposal requests that the Company's Board of Directors implement a series of principles applicable to the Company's operations in China for the purpose of complying with applicable law, international labor and environmental, health and safety standards and the Company's policies. Mechanisms for compliance with all applicable laws and the Company's global business conduct policies are integral to the Company's operations, and ensuring compliance with the law and those policies is a core management function. Our No-Action letter illustrates, by way of examples, the Company's attention to the very important issue of compliance, and demonstrates that the Proposal is precisely the type of proposal that should be excluded under Rule 14a-8(i)(7) because it seeks to "micro-manage" the Company and infringes upon the management's core function of oversight.

**C. Rule 14a-8(i)(10)**

**1. The Company policies have substantially implemented the Proposal.** The Harrington Letter ignores the long-standing position that a shareholder proposal may be properly excluded pursuant to Rule 14a-8(i)(10) when a company has already "substantially implemented" the elements of the proposal. Rather, the Harrington Letter insists on the Company addressing "all" of the elements of the Proposal and having the Company policies contain "all" of the policies in the Proposal -- word for word. Harrington further ignores that fact that our China subsidiaries are Chinese companies obligated to obey the applicable Chinese laws and regulations. In this context, the Company, in its Standards for Suppliers (Exhibit F to our No-Action letter), clearly states our strong positions, as relevant to the Proposal, which include, for example, that all suppliers, including Chinese suppliers, "must respect workers' right to associate freely...without intimidation, reprisal or harassment." As more fully described in our No-Action letter, the Company policies and principles compare favorably with, and in some aspects even going beyond, the standards set forth in the Proposal, demonstrating that the Company has substantially implemented the Proposal.

**2. The Chinese suppliers are governed by the same set of Supplier Standards.** Contrary to Harrington's assertion that the Chinese suppliers are not held to the same standards, the Company has one set of standards that applies to all suppliers, consistent with its global compliance policies. When Harrington alleges that our Standards for Suppliers "do not require that supplier wages meet basic needs," Harrington has turned a blind eye to the "Labor and Human Resource Practices" of our Standards for Suppliers attachment, which expect our suppliers to adopt sound labor and human resource practices and treat their workers fairly, and further, under the sub-heading of "Employment Practices", expect that the wages, benefits and working hours (in addition to being compliant with country laws) to be fair and reasonable. As stated previously, the Company's outsource manufacturing constitutes a very small portion of our China sales, and we are very selective in engaging vendors and suppliers in China. In addition, the Supplier Standards are designed to "address ongoing protection" of supplier employees and accord a large discretion to our subsidiaries around the world in terminating suppliers due to failure to maintain compliance with standards.

**3. The Company monitors supplier compliance in multiple ways. -** The Harrington Letter ignores the many actions the Company has taken over the years which are stated in our No-Action letter. Examples of such actions include: Affirmative representations and warranties by suppliers in legally binding contracts regarding their compliance with labor, employment and other laws, with a termination provision triggered by a breach of such representations and warranties; periodic (often unannounced) audit visits by our contract manufacturing staff in China. In addition, at the end of 2005, a team consisting of sourcing, human resource (HR) and health, environmental and safety (EHS) professional staff of the Company conducted in-depth on-site audits on a select group of raw material, semi-finished, and finished goods suppliers in China. The team reviewed suppliers' policies and procedures, toured their offices, production areas, plant engineering sites, canteens, and employee dormitories, interviewed both the management and randomly selected employees of the suppliers, and measured their findings against our Standards for Suppliers. The Company team identified and informed the audited suppliers of the gaps and notable defects, set expectations for improvement or corrective action, and follow-up re-assessments. The Company team is also setting up processes for back-up suppliers to replace those audited suppliers which have failed the HR/EHS audits and are unable or unwilling to improve. In 2006, 3M China plans to roll out audits to additional groups of suppliers, using the same teaming of sourcing, HR and EHS professionals.

In sum, despite minor differences in the words used to describe the Company's business practices in China and the Proposal, it is unquestionable that the Company has already "substantially implemented" the letter and spirit of the Proposal. It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10).

**Conclusion**

Based on the foregoing, the Company respectfully requests that the Staff concur that it will not recommend enforcement action if the Company excludes the Proposal from its 2006 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,



Gregg M. Larson

cc: Harrington Investments
The Funding Exchange
The Benedictine Sisters of Mount St. Scholastica
The Congregation of Holy Cross Southern Province
The Congregation of Divine Providence



January 30, 2006

RECEIVED
FEB 01 2006
Gregg M. Larson

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

Re: **Appeal of 3M Company's No-Action Request to a Shareholder Proposal Submitted for Inclusion in the Company's 2006 Proxy Material**

This letter is in response to a letter dated January 6, 2006 from the 3M Company (the "Company"), indicating the Company had filed a request to exclude a shareholder proposal and supporting statement filed by the Funding Exchange (the "Proposal") from its proxy materials for the Company's 2006 Annual Meeting of shareholders. Acting on behalf of the Funding Exchange, this Proposal was filed in order to allow shareholders the right to vote on whether or not the Company should adopt *China Business Principles for Rights of Workers in China* ("China Business Principles").

The Company seeks to exclude the shareholder resolution from their proxy material based on:

1. **Rule 14a-8(i)(4)**, which states that the proposal may be omitted if it is designed to benefit a personal interest that is not shared by the other stockholders at large;

2. **Rule 14a-8(i)(7)**, which states that the proposal may be omitted if it deals with a matter relating to the company's ordinary business operations; and

3. **Rule 14a-8(i)(10)**, which states that the proposal may be omitted if the company has already substantially implemented the proposal.

I respectfully request that the Commission *not* allow the Company to exclude the resolution from its proxy materials for the following reasons:

1. **Rule 14a-8(i)(4):** The Company argues that the Proposal furthers a personal interest of Harrington Investments not shared by other stockholders. The Company also states that "(t)here is no indication that other shareholders at large share these interests." Nothing could be farther from the truth. I cite as evidence the fact that three other independent organizations, the Benedictine Sisters of Mount St. Scholastica, the Congregation of Holy Cross Southern Province, and the Congregation of Divine



1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

**EXHIBIT A**

Providence, voluntarily co-filed the Proposal. None of these stockholder groups are clients or associates of Harrington Investments, nor have they ever been. In addition, when the Proposal was put up for vote last year at the Company's 2005 annual meeting, it received 8.4% of the vote, which equaled 38,873,953 stockholder votes. Obviously, there are other stockholders who are interested in the Proposal.

Contrary to the Company's assertions, Harrington Investments does not seek to benefit from the Proposal other than as shareholders protecting their interests. Our only association with the China Working Group is as allies working towards a common goal. Harrington Investments has never received any compensation from the China Working Group. In regards to Mr. Rosoff, he is not, nor has he ever been, in the employ of Harrington Investments as an attorney or in any other capacity. His relationship with Harrington Investments is as a consultant on Chinese labor conditions. Our sole purpose in suggesting a contribution to the China Working Group was, as Mr. Rosoff wrote in his communication with the Company, to have the Company demonstrate "a greater company commitment to address these issues." We also believed that it would be difficult for the Company to improve the conditions of its suppliers in China without expert assistance, such as that afforded by the China Working Group.

The Proposal was filed at several other companies in 2005. It was withdrawn from two companies based on terms that did not include becoming a member of the China Working Group or making a financial contribution. Discussions with these companies led us to believe that they were sincere in their efforts to address the labor problems in China; therefore, these requirements were retracted. The letters withdrawing the Proposal from both these companies, Illinois Tool Works and Dell, are attached as Exhibits 1 and 2. The terms of withdrawal for Dell were simply to work on the issues with the China Working Group; the terms of withdrawal for Illinois Tools Works were to send an inspection team to their operations in China and report their findings to Harrington Investments. Traditionally, the terms of withdrawal are determined by a company's knowledge of the issues involved and commitment to action. Thus, terms are different for different companies.

**2.** **Rule 14a-8(i)(7):** The Company argues that the Proposal deals with matters relating to ordinary business operations. The SEC rejected the Company's "ordinary business" argument last year. Other companies have challenged the Proposal on this basis, and the SEC has rejected this argument in every case (See Response of the Office of the Chief Counsel, attached as Exhibit 3).

This year the company has added a detailed description of its compliance network to its argument; however, the compliance network is irrelevant to the question of "ordinary business." The issue is not whether the Company has a network to ensure compliance. The issue is Company's conduct in China, which this proposal addresses.

The overall policy issue addressed by the Proposal is far from ordinary business, but rather relates to *extraordinary social policy matters*. The Proposal applies to the treatment of the Company's employees and supplier employees in China, where human and labor rights violations of Chinese workers are common. This has consistently been a hot issue in the media, at the U.S. State Department and the U.S. Congress, before the United Nations, affiliated UN organizations, other numerous agencies and the WTO and other trade-related organizations. China has joined the World Trade Organization and provides the largest economic market for U.S. corporations. These highly publicized conditions make any business involvement in China a highly significant matter, not only to the Company, but also to all U.S. companies seeking business opportunities in that country.

With operations in China, the Company is a strategic business partner with the Chinese government and state owned enterprises, which is clearly and significantly related to the Company's present and future business in China and on the entire Asian continent. Although China has decent wage, hour, health and safety laws, the labor rights and human rights of Chinese workers are routinely violated. This Proposal relates to overall corporate policy in China and not "ordinary business."

**3. Rule 14a-8(i)(10):** The Company asks the Commission to omit our Proposal pursuant to this rule because they claim they have already "substantially implemented" the elements of the Proposal. The SEC rejected this argument last year. This year, the Company submitted substantially the same argument with one addition – it adopted "Standards for Suppliers." While we applaud the Company's efforts, its policies still do not reflect the basic requirements of the China Business Principles for three reasons: (a) the Company's policies do not cover all provisions of the China Business Principles; (b) Chinese suppliers are not held to the same standards; and (c) the Company is not taking sufficient action to ensure suppliers follow its policies.

a. Company policies do not address all China Business Principles

The Company included a "Comparison Table" on pp. 15 - 17 of its No-Action letter that purports to show how the Company has policies that address all of the China Business Principles. However, the three documents cited by the Company to support this claim, its Business Conduct Policies, Human Resources Principles, and 3M's Standards for Suppliers, do not in fact contain all of these policies.

Even if we assume the Company has written policies that include all policies described in the Comparison Table, these policies still fall short of the requirements of the China Business Principles in two important respects.

First, Paragraph 6 of the Principles provides the Company "shall undertake to **promote**... freedom of association and assembly, including the rights to form unions and bargain collectively" while the Company indicates it "**respects** workers' freedom to associate with each other and organize" (emphasis added). The Chinese government does not permit the existence of independent trade unions, which is the reason it is essential for companies to promote rather than simply respect these rights.

Second, Paragraph 10 of the Principles provides the Company "will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse." The Company's statement on the Comparison Table does not address these issues, simply stating, "Our products make life better and easier for people around the world and are designed to help, not hurt people." The Company needs to evaluate the products it is selling in China and avoid selling products that have these harmful effects.

b. Chinese suppliers are not held to the same standards

Labor rights abuse is rampant in China and the vast majority of factories in China are not in compliance with Chinese labor law, much less with western company codes of conduct. The China Business Principles therefore requires the Company to take sufficient action to ensure its Chinese suppliers meet the standards set forth in the Principles.

The Company's "Standards for Suppliers" does not contain all the provisions of the China Business Principles. For example, these Standards do not require that supplier wages meet basic needs; does not prohibit suppliers from calling on police or military to enter their premises to prevent workers from exercising basic rights; and does not require suppliers to promote freedom of association, assembly and expression, among other requirements.

c. Company monitoring of suppliers is inadequate

The China Business Principles would require the Company Board of Directors "to make all possible lawful efforts to implement and/or increase activity on each of the principles" in China. The Company indicates it is taking some action to monitor the compliance of suppliers with its "Checklist;" however, it has presented no documentation that these efforts are sufficient since Chinese factory owners and managers have become extremely adept at deceiving inspectors. There is no evidence the Company is taking all lawful efforts to implement its own standards, much less the greater requirements contained in the China Business Principles.

**Harrington Investments, Inc., respectfully urges the Commission to allow shareholders of 3M the right to vote on this important policy issue at its 2006 Annual Shareholders' Meeting.**

Sincerely,



John C. Harrington
President

Cc: Gregg Larson, 3M Company


HARRINGTON
INVESTMENTS, INC.

May 6, 2005

James Wooten
Associate General Counsel
Illinois Tool Works, Inc.
3600 West Lake Avenue
Glenview, IL 60025

**Re: Jill Ratner Shareholder Proposal, *The China Business Principles***

Dear Mr. Wooten:

I am writing this letter on behalf of my client, Jill Ratner, to withdraw her shareholder resolution on the China Principles before the Illinois Tool Works' May 6, 2005 Annual Shareholders' Meeting. This action is being taken based upon the company's agreement to send an inspection team to China this September to determine to what extent its operations and those of its subcontractors are in compliance with its own Code of Conduct and internationally accepted standards and to report the results back to Harrington Investments, Inc. I want to thank the company for its willingness to address these difficult issues and work with us over the next year to address our concerns.

Sincerely,

John C. Harrington
President

Cc: Office of the Chief Counsel, Division of Corporate Finance, SEC

Exhibit #1

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM




January 30, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RECEIVED
2006 JAN 31 PM 9:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ladies and Gentlemen:

**Re: Appeal of 3M Company's No-Action Request to a Shareholder Proposal Submitted for Inclusion in the Company's 2006 Proxy Material**

This letter is in response to a letter dated January 6, 2006 from the 3M Company (the "Company"), indicating the Company had filed a request to exclude a shareholder proposal and supporting statement filed by the Funding Exchange (the "Proposal") from its proxy materials for the Company's 2006 Annual Meeting of shareholders. Acting on behalf of the Funding Exchange, this Proposal was filed in order to allow shareholders the right to vote on whether or not the Company should adopt *China Business Principles for Rights of Workers in China* ("China Business Principles").

The Company seeks to exclude the shareholder resolution from their proxy material based on:

1. **Rule 14a-8(i)(4)**, which states that the proposal may be omitted if it is designed to benefit a personal interest that is not shared by the other stockholders at large;

2. **Rule 14a-8(i)(7),** which states that the proposal may be omitted if it deals with a matter relating to the company's ordinary business operations; and

3. **Rule 14a-8(i)(10),** which states that the proposal may be omitted if the company has already substantially implemented the proposal.

I respectfully request that the Commission *not* allow the Company to exclude the resolution from its proxy materials for the following reasons:

1. **Rule 14a-8(i)(4):** The Company argues that the Proposal furthers a personal interest of Harrington Investments not shared by other stockholders. The Company also states that "(t)here is no indication that other shareholders at large share these interests." Nothing could be farther from the truth. I cite as evidence the fact that three other independent organizations, the Benedictine Sisters of Mount St. Scholastica, the Congregation of Holy Cross Southern Province, and the Congregation of Divine



1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Providence, voluntarily co-filed the Proposal. None of these stockholder groups are clients or associates of Harrington Investments, nor have they ever been. In addition, when the Proposal was put up for vote last year at the Company's 2005 annual meeting, it received 8.4% of the vote, which equaled 38,873,953 stockholder votes. Obviously, there are other stockholders who are interested in the Proposal.

Contrary to the Company's assertions, Harrington Investments does not seek to benefit from the Proposal other than as shareholders protecting their interests. Our only association with the China Working Group is as allies working towards a common goal. Harrington Investments has never received any compensation from the China Working Group. In regards to Mr. Rosoff, he is not, nor has he ever been, in the employ of Harrington Investments as an attorney or in any other capacity. His relationship with Harrington Investments is as a consultant on Chinese labor conditions. Our sole purpose in suggesting a contribution to the China Working Group was, as Mr. Rosoff wrote in his communication with the Company, to have the Company demonstrate "a greater company commitment to address these issues." We also believed that it would be difficult for the Company to improve the conditions of its suppliers in China without expert assistance, such as that afforded by the China Working Group.

The Proposal was filed at several other companies in 2005. It was withdrawn from two companies based on terms that did not include becoming a member of the China Working Group or making a financial contribution. Discussions with these companies led us to believe that they were sincere in their efforts to address the labor problems in China; therefore, these requirements were retracted. The letters withdrawing the Proposal from both these companies, Illinois Tool Works and Dell, are attached as Exhibits 1 and 2. The terms of withdrawal for Dell were simply to work on the issues with the China Working Group; the terms of withdrawal for Illinois Tools Works were to send an inspection team to their operations in China and report their findings to Harrington Investments. Traditionally, the terms of withdrawal are determined by a company's knowledge of the issues involved and commitment to action. Thus, terms are different for different companies.

**2. Rule 14a-8(i)(7):** The Company argues that the Proposal deals with matters relating to ordinary business operations. The SEC rejected the Company's "ordinary business" argument last year. Other companies have challenged the Proposal on this basis, and the SEC has rejected this argument in every case (See Response of the Office of the Chief Counsel, attached as Exhibit 3).

This year the company has added a detailed description of its compliance network to its argument; however, the compliance network is irrelevant to the question of "ordinary business." The issue is not whether the Company has a network to ensure compliance. The issue is Company's conduct in China, which this proposal addresses.

The overall policy issue addressed by the Proposal is far from ordinary business, but rather relates to *extraordinary social policy matters*. The Proposal applies to the treatment of the Company's employees and supplier employees in China, where human and labor rights violations of Chinese workers are common. This has consistently been a hot issue in the media, at the U.S. State Department and the U.S. Congress, before the United Nations, affiliated UN organizations, other numerous agencies and the WTO and other trade-related organizations. China has joined the World Trade Organization and provides the largest economic market for U.S. corporations. These highly publicized conditions make any business involvement in China a highly significant matter, not only to the Company, but also to all U.S. companies seeking business opportunities in that country.

With operations in China, the Company is a strategic business partner with the Chinese government and state owned enterprises, which is clearly and significantly related to the Company's present and future business in China and on the entire Asian continent. Although China has decent wage, hour, health and safety laws, the labor rights and human rights of Chinese workers are routinely violated. This Proposal relates to overall corporate policy in China and not "ordinary business."

**3. Rule 14a-8(i)(10):** The Company asks the Commission to omit our Proposal pursuant to this rule because they claim they have already "substantially implemented" the elements of the Proposal. The SEC rejected this argument last year. This year, the Company submitted substantially the same argument with one addition – it adopted "Standards for Suppliers." While we applaud the Company's efforts, its policies still do not reflect the basic requirements of the China Business Principles for three reasons: (a) the Company's policies do not cover all provisions of the China Business Principles; (b) Chinese suppliers are not held to the same standards; and (c) the Company is not taking sufficient action to ensure suppliers follow its policies.

a. Company policies do not address all China Business Principles

The Company included a "Comparison Table" on pp. 15 - 17 of its No-Action letter that purports to show how the Company has policies that address all of the China Business Principles. However, the three documents cited by the Company to support this claim, its Business Conduct Policies, Human Resources Principles, and 3M's Standards for Suppliers, do not in fact contain all of these policies.

Even if we assume the Company has written policies that include all policies described in the Comparison Table, these policies still fall short of the requirements of the China Business Principles in two important respects.

First, Paragraph 6 of the Principles provides the Company "shall undertake to **promote**... freedom of association and assembly, including the rights to form unions and bargain collectively" while the Company indicates it "**respects** workers' freedom to associate with each other and organize" (emphasis added). The Chinese government does not permit the existence of independent trade unions, which is the reason it is essential for companies to promote rather than simply respect these rights.

Second, Paragraph 10 of the Principles provides the Company "will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse." The Company's statement on the Comparison Table does not address these issues, simply stating, "Our products make life better and easier for people around the world and are designed to help, not hurt people." The Company needs to evaluate the products it is selling in China and avoid selling products that have these harmful effects.

b. Chinese suppliers are not held to the same standards

Labor rights abuse is rampant in China and the vast majority of factories in China are not in compliance with Chinese labor law, much less with western company codes of conduct. The China Business Principles therefore requires the Company to take sufficient action to ensure its Chinese suppliers meet the standards set forth in the Principles.

The Company's "Standards for Suppliers" does not contain all the provisions of the China Business Principles. For example, these Standards do not require that supplier wages meet basic needs; does not prohibit suppliers from calling on police or military to enter their premises to prevent workers from exercising basic rights; and does not require suppliers to promote freedom of association, assembly and expression, among other requirements.

c. Company monitoring of suppliers is inadequate

The China Business Principles would require the Company Board of Directors "to make all possible lawful efforts to implement and/or increase activity on each of the principles" in China. The Company indicates it is taking some action to monitor the compliance of suppliers with its "Checklist;" however, it has presented no documentation that these efforts are sufficient since Chinese factory owners and managers have become extremely adept at deceiving inspectors. There is no evidence the Company is taking all lawful efforts to implement its own standards, much less the greater requirements contained in the China Business Principles.

**Harrington Investments, Inc., respectfully urges the Commission to allow shareholders of 3M the right to vote on this important policy issue at its 2006 Annual Shareholders' Meeting.**

Sincerely,



John C. Harrington
President

Cc: Gregg Larson, 3M Company


HARRINGTON
INVESTMENTS, INC.

May 6, 2005

James Wooten
Associate General Counsel
Illinois Tool Works, Inc.
3600 West Lake Avenue
Glenview, IL 60025

**Re: Jill Ratner Shareholder Proposal, *The China Business Principles***

Dear Mr. Wooten:

I am writing this letter on behalf of my client, Jill Ratner, to withdraw her shareholder resolution on the China Principles before the Illinois Tool Works' May 6, 2005 Annual Shareholders' Meeting. This action is being taken based upon the company's agreement to send an inspection team to China this September to determine to what extent its operations and those of its subcontractors are in compliance with its own Code of Conduct and internationally accepted standards and to report the results back to Harrington Investments, Inc. I want to thank the company for its willingness to address these difficult issues and work with us over the next year to address our concerns.

Sincerely,



John C. Harrington
President

Cc: Office of the Chief Counsel, Division of Corporate Finance, SEC

Exhibit #1

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM


HARRINGTON
INVESTMENTS, INC.

May 11, 2005

Sent via fax 512.283.0587

Tom Welch
Dell Computer Corporation
One Dell Way Mail Code 8033
Round Rock, TX 78682-2244

Dear Mr. Welch:

On behalf of Harrington Investments I am writing to inform you that we are withdrawing our China shareholder proposal. We have agreed to withdraw based on Dell's agreement to work with the China Working Group to address our concerns about Dell's operations in China. We reserve the right to refile the proposal in six months if Dell does not show significant progress on these critical issues.

Sincerely,

John Harrington
Harrington Investments, Inc.

mln

Exhibit #2

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM




U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

## DIVISION OF CORPORATION FINANCE
## OFFICE OF CHIEF COUNSEL

450 5th Street, N.W. - Room 4105
Washington, D.C. 20549

## FAX SHEET

| | | | |
|---|---|---|---|
| FAXED TO: | John Harrington | FROM: | THERESA REGAN |
| COMPANY NAME: | Harrington Vanguard | MAILSTOP: | 4-2 |
| PHONE NUMBER: | (707) 252-6166 | PHONE NUMBER: | (202) 942-2900 |
| FAX NUMBER: | (707) 257-7923 | FAX NUMBER: | (202) 942-9525 |
| DATE: | 8/15/00 | RE: | shareholder proposal to Oracle Corp. |
| NUMBER OF PAGES + COVER | 2 | | |

Confidential Note: This facsimile contains privileged and confidential information intended only for the use of the individual or entity named above. If the reader of the facsimile is not the intended recipient or the employee or agent responsible for delivering it to the intended recipient, you are hereby notified that any dissemination or copying of the facsimile is strictly prohibited. If you have received this facsimile in error, please immediately notify us by telephone and return the original facsimile to us at the above address via the U.S. Postal Services
IMP-4/98

Exhibit #3

August 15, 2000

**Response of the Office of the Chief Counsel**
**Division of Corporation Finance**

Re: Oracle Corporation
Incoming letter dated June 19, 2000

The proposal requests that the board of directors make all possible lawful efforts to implement and/or increase activity on principles "defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws."

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to Oracle's business. Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Theresa Regan
Special Counsel


HARRINGTON
INVESTMENTS, INC.

May 11, 2005

Sent via fax 512.283.0587

Tom Welch
Dell Computer Corporation
One Dell Way Mail Code 8033
Round Rock, TX 78682-2244

Dear Mr. Welch:

On behalf of Harrington Investments I am writing to inform you that we are withdrawing our China shareholder proposal. We have agreed to withdraw based on Dell's agreement to work with the China Working Group to address our concerns about Dell's operations in China. We reserve the right to refile the proposal in six months if Dell does not show significant progress on these critical issues.

Sincerely,

John Harrington
Harrington Investments, Inc.

mln

Exhibit #2

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM



08/15/00 TUE 18:00 FAX 202 942 9525 CORP FIN FRONT OFFICE 001


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## DIVISION OF CORPORATION FINANCE
## OFFICE OF CHIEF COUNSEL

450 5th Street, N.W. - Room 4105
Washington, D.C. 20549

## FAX SHEET

| | | | |
|---|---|---|---|
| FAXED TO: | John Harrington | FROM: | THERESA REGAN |
| COMPANY NAME: | Harrington Vanguard | MAILSTOP: | 4-2 |
| PHONE NUMBER: | (707) 252-6166 | PHONE NUMBER: | (202) 942-2900 |
| FAX NUMBER: | (707) 257-7923 | FAX NUMBER: | (202) 942-9525 |
| DATE: | 8/15/00 | RE: | shareholder proposal to Oracle Corp. |
| NUMBER OF PAGES + COVER | 2 | | |


IMP-4/98

Exhibit #3

August 15, 2000

**Response of the Office of the Chief Counsel**
**Division of Corporation Finance**

Re: Oracle Corporation
Incoming letter dated June 19, 2000

The proposal requests that the board of directors make all possible lawful efforts to implement and/or increase activity on principles "defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws."

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to Oracle's business. Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Theresa Regan
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: 3M Company
Incoming letter dated January 6, 2006

The proposal requests that the board of directors implement and/or increase activity on eleven principles set forth in the proposal relating to human and labor rights in the People's Republic of China.

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that 3M may exclude the Congregation of Divine Providence as a co-proponent of the proposal under rule 14a-8(e)(2) because 3M received it after the deadline for submitting proposals. We note in particular your representation that 3M received the proposal from the Congregation of Divine Providence after this deadline. Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal submitted by the Congregation of Divine Providence from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Mark F. Vilardo
Special Counsel